SECU 20008276 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Strategic Marketing Solutions Ltd., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2302B Bridgeway
(No. and Street)

Sausalito (City) **California** (State) **94965** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Ter Heun Pyeatt **(415) 389-8908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, Suite 460 (Address) **Walnut Creek** (City) **California** (State) **94598** (Zip Code)

SEC Mail Processing Section
FEB 21 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, **Patricia Ter Heun Pyeatt**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Strategic Marketing Solutions Ltd., LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Owner

Title

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Strategic Marketing Solutions Ltd., LLC

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions Ltd., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Strategic Marketing Solutions Ltd., LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2015
Walnut Creek, California
February 11, 2020

Strategic Marketing Solutions Ltd., LLC
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	30,415
Accounts receivable		699,916
Prepaid expenses		5,871
Total Assets	$	736,202

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	5,825
Member's Equity		730,377
Total Liabilities and Member's Equity	$	736,202

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC
Statement of Income
For the Year Ended December 31, 2019

Revenue		
Consulting income	$	120,000
Fee income		228,057
Total Revenue		348,057
Expenses		
Professional fees		29,842
Related party expenses		24,851
Other operating expenses		14,205
Total Expenses		68,898
Net Income	$	279,159

The accompanying notes are an itegral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Member's equity as of December 31, 2018 - as previously reported	$	1,602,617
Prior period adjustment		(343,750)
Member's equity as of December 31, 2018 - restated		1,258,867
Contributions		24,851
Distributions		(832,500)
Net income		279,159
December 31, 2019	$	730,377

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net income	$ 279,159
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	533,867
Prepaid expenses	(882)
Increase (decrease) in:	
Accounts payable	485
Net Cash Provided by Operating Activities	812,629
Cash Flows from Financing Activities	
Contributions	24,851
Distributions	(832,500)
Net Cash Used in Financing Activities	(807,649)
Net Increase in Cash and Cash Equivalents	4,980
Cash at beginning of year	25,435
Cash at End of Year	$ 30,415

Supplemental Information	
Payment of Company expenses contributed by member	$ 24,851

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2019

1. Organization

Strategic Marketing Solutions Ltd., LLC (the "Company") was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulatory Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
The carrying amounts of certain financial instruments of the Company, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of their short-term maturities.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance was deemed necessary at December 31, 2019.

Revenue
Revenues are earned from providing private placement and marketing consulting services. Revenue is recognized both over time as performance obligations are satisfied and at a point in time when a transaction closes as the related performance obligation is to successfully broker a specific transaction.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

3. New Accounting Pronouncements

Recently Issued Accounting Guidance, Not Yet Adopted

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

Recently Adopted Accounting Guidance

ASU 2016-02 Leases (Topic 842) ("ASU 2016-02")

During the year ended December 31, 2019, the FASB implemented the new accounting standard ASC 2016-02 for lease accounting. This standard did not effect the Company in the current year because the Company has not entered into any leases.

4. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year. At December 31, 2019, the Company's cash balance did not exceed these limits.

Due to the nature of the capital raising and consulting business, the Company's revenue during the year was primarily the result of a few transactions. For the year ended December 31, 2019, 98% of investment banking fees were earned from one client. At December 31, 2019, 79% of accounts receivable was due from one client.

5. Related Party Transactions

Strategic Marketing Solutions, LLC ("SMS") is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2019, the Company incurred $24,851 for such expenses. The owner converted this liability into a capital contribution on December 31, 2019.

Reimbursable expenses associated with advisory engagements are incurred by SMS. SMS incurs reimbursable expenses on the Company's behalf, bills clients directly, and collects payment on these reimbursable expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

On February 12, 2018, the sole member of the Company entered into an Equity Participation Agreement with True Green Capital Management LLC ("TGC") where the Company will forgive a receivable from TGC in exchange for sixteen scheduled installments of membership interest in TGC ending on September 30, 2021. During 2019, the Company distributed $275,000 of the receivable, which was invested personally by the sole member into TGC.

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Consulting Income
Consulting fees are generated from providing marketing consulting services. These fees are fixed and recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of such services as they are provided. For the year ended December 31, 2019, 34% of the revenue was consulting income.

Fee Income
Fee income is generated from placement agent services provided to private equity fund managers from institutional investors. These fees are variable and are recognized at a point in time when the transaction is deemed complete as the related performance obligation has been satisfied upon completion. For the year ended December 31, 2019, 66% of the revenue was fee income.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Advisory fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2019.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payment. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $1,233,783 and $699,916 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of January 1, 2019 and December 31, 2019.

6. Revenues from Contracts with Customers (continued)

Contract Costs
All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $24,590, which exceeded the requirement by $19,590.

8. Prior Period Adjustment

The Company had recorded the interest in TGC equity (see Note 5) as an asset of the Company. A prior period adjustment has been recorded to reflect the distribution of the 2018 installments of the equity interest to the sole member.

9. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued.

SUPPORTING SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

Strategic Marketing Solutions Ltd., LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net Capital		
Total member's equity	$	730,377
Less: Non-allowable assets		
Accounts receivable		699,916
Prepaid expenses		5,871
Total non-allowable assets		705,787
Net Capital		24,590
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,825 or $5,000, whichever is greater		5,000
Excess Net Capital	$	19,590

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2019	$	24,920
Decrease in equity		(399,080)
Decrease in non-allowable assets		398,750
Net Capital per above computation		24,590

Strategic Marketing Solutions Ltd., LLC
Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

REPORT ON EXEMPTION PROVISIONS

Pursuant to Rule 17 C.F.R. §240.15C3-3(K)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions Ltd., LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Strategic Marketing Solutions Ltd., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Strategic Marketing Solutions Ltd., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Strategic Marketing Solutions Ltd., LLC stated that Strategic Marketing Solutions Ltd., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Strategic Marketing Solutions Ltd., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Marketing Solutions Ltd., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 11, 2020

STRATEGIC MARKETING SOLUTIONS

SEA Rule 15c3-3 Exemption Report

January 24, 2020

I, Patricia Ter Heun Pyeatt, Managing Member of Strategic Marketing Solutions Ltd., LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2019 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Patricia Ter Heun Pyeatt
Managing Membe

Strategic Marketing Solutions Ltd., LLC

Annual Audit Report

December 31, 2019